Exhibit 99.1

News Release
August 22, 2022

TRQ Provides Operational & Corporate Update

MONTREAL--(BUSINESS WIRE)-- Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (Turquoise Hill or the Company), following the August 15th, 2022 decision of its Special Committee of independent directors regarding the privatization proposal received from Rio Tinto International Holdings Limited (Rio Tinto), today provided an update on operational and corporate developments in its business in all material respects.

Updated Integrated Mine Plan and Confirmation of Underground Project Capital

Updated Mine Plan

Mine planning activities are ongoing and will be incorporated into the updated integrated mine plan for all of Oyu Tolgoi in Q4’22. The Oyu Tolgoi management recently communicated to the OT Board that this work will not be available in Q3’22 and will be ready for the updated mine plan in Q4’22.

The updated mine plan will include minor refinements to both the Oyut open pit and Hugo North underground operations. At Oyut, the updated mine plan is being optimised to improve mid-term cash flow and value. At Hugo North, the updated mine plan will incorporate the results of the 2022 Cost and Schedule reforecast (the 2022 Reforecast) including the updated timing relating to Shafts 3 and 4 in addition to any outcomes from ongoing data collection and studies that are available, with the aim to minimise risk and maximise productivity. The update will not include changes to some areas of the Hugo North Lift 1 footprint where data collection, assessment and design improvements are yet to be finalised.

The metal production of the updated mine plan is not expected to be materially different from the 2020 Oyu Tolgoi Technical Report (2020 OTTR) over the life of the mine.

UG Project Capital Confirmed

The 2022 Reforecast, which was completed during Q2’22, reconfirmed total development capital expenditures of $7.06 billion for the underground project, incorporating known and future incremental COVID-19 costs of $227 million, escalation of $72 million, associated taxes and minor impacts of changes in labour laws.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The COVID-19 impacts incorporated in the 2022 Reforecast are based on a regime of reduced controls from July 1, 2022 and to date limited reintroduction of controls has been necessary to minimize COVID-19 impacts at site.

Underground Development Update

During Q2’22, the underground project achieved a significant milestone with the blasting of the first two drawbells in Panel 0 ahead of schedule. Drawbells continue to be completed ahead of schedule and broadly aligned with the 2020 OTTR with the third drawbell being fired on July 29, the fourth drawbell being fired on August 11, and the fifth drawbell forecast to be fired before the end of August 2022.

Sustainable production continues to be expected in H1’23 but continues to trend earlier in the half. It is anticipated that between 16 – 21 drawbells are required to achieve sustainable production, subject to the natural caving conditions encountered.

Implementation of Funding Heads of Agreement Update

The binding and comprehensive funding agreement between the Company and Rio Tinto as amended on May 18, 2022 (the Second Amended HoA) remains in effect, and the Company continues to expect to be able to access or avail itself of one or more of the funding elements under the Second Amended HoA on the timeframe as outlined in that agreement.

Equity Offering

Under the terms of the Second Amended HoA and as previously disclosed, TRQ is required to complete one or more equity offerings for aggregate gross proceeds of at least US$650 million by December 31, 2022.

Debt Re-profiling

The Company, in conjunction with Rio Tinto, continues to progress discussions with lenders and other stakeholders in relation to a rescheduling of the principal repayments of Oyu Tolgoi LLC’s existing debt (Re-profiling). While the Company continues to believe Re-profiling discussions can be concluded, and related approvals obtained, in advance of Oyu Tolgoi’s next scheduled principal repayment in December 2022, its ability to successfully deliver the Re-profiling, as well as the quantum of any associated reduction in the Company’s incremental funding requirement, remains to be determined.

Government relations
On August 15, 2022, at the request of the parties to the international tax arbitration initiated by Oyu Tolgoi LLC (OT LLC) in February 2020, the arbitral tribunal issued an order suspending the tax arbitration for a further twelve months (until August 12, 2023) or until 21 days from when the tribunal receives notice from OT LLC or the Government of Mongolia to terminate the suspension.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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This follows the arbitral tribunal order dated February 11, 2022 that had initially suspended the tax arbitration for six months until August 11, 2022.

The Company continues to constructively work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding measures of Resolution 103, including the outstanding OT LLC Tax arbitration as outlined above and the finalisation of the formal termination of the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP).

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information
Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, the implementation and successful execution of the updated funding plan that is the subject of the second amended and restated heads of agreement entered into with Rio Tinto International Holdings Limited on May 18, 2022 (the Second Amended HoA), the expected size and timing of any equity offerings that may be conducted by the Company, any possible future take-private proposals or offers from Rio Tinto involving the Company, statements regarding the status and expected development of the Oyu Tolgoi project, including underground development and the expected timing of first sustainable production, the implementation of the updated integrated mine plan, the ability of the Corporation to reach an agreement with project finance lenders on the re-profiling of existing debt and the amount by which the re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements, the ongoing relationship and interaction with the Government of Mongolia, including with respect to the implementation of Resolution 103 and the international tax arbitration, the 2022 Reforecast, the Company’s expected liquidity needs, the expected future growth and performance of Oyu Tolgoi, the expected future value of the Company’s common shares and other statements that are not historical facts.
Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia; that no future take-private proposal or offer will be made by Rio Tinto involving the Company; the implementation and successful execution of the updated funding plan under the Second Amended HoA, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor, all as contemplated by the Second Amended HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the Second Amended HoA; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production; the availability and timing of required governmental and other approvals for the construction of the state-owned power plant and the ability of the Government of Mongolia to finance and procure the state-owned power plant within the timeframes anticipated in the Power Source Framework Agreement, as amended, subject to ongoing discussions relating to a standstill period; finalisation of an agreement with Inner Mongolia Power International Cooperation Co., Ltd. on an extension of the current power import arrangements; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor; and other risks inherent to the Company's business and/or factors beyond its control which could have a material adverse effect on the Company.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2022 (Q2 2022 MD&A).
Readers are further cautioned that the lists of factors enumerated in the Risk Factors section of the Company’s Annual Information Form and the “Risks and Uncertainties” section of the Q2 2022 MD&A that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. Turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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